Exhibit 99.1

PINTEC ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF 2021

BEIJING, Oct. 26, 2021 (PR Newswire) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half 2021 Financial Highlights

•	Total revenues were RMB91.6 million (US$14.2 million) for the first half of 2021 compared to total revenues of RMB251.6 million for the same period of 2020.

•

Gross profit decreased by 1.6% to RMB42.0 million (US$6.5 million) for the first half of 2021 from RMB42.7 million for the same period of 2020. Gross margin was 45.8% for the first half of 2021 compared to 17.0% for the same period of 2020.

•	Operating loss decreased by 66.0% to RMB34.0 million (US$5.3 million) for the first half of 2021 from RMB100.0 million for the same period of 2020.

•	Net loss decreased by 60.7% to RMB41.0 million (US$6.3 million) for the first half of 2021 from RMB104.2 million for the same period of 2020.

•	Adjusted net loss[1] decreased by 60.0% to RMB38.8 million (US$6.0 million) for the first half of 2021 from RMB96.9 million for the same period of 2020.

First Half 2021 Operating Highlights

•	Total loans facilitated decreased by 66.7% to RMB 0.4 billion (US$77.4 million) for the first half of 2021 from RMB 1.2 billion for the same period of 2020.

•	Loan outstanding balance decreased by 50.0% to RMB 0.3 billion (US$46.5 million) as of June 30, 2021 from RMB 0.6 billion as of December 31, 2020.

•	The following table provides delinquency rates by balance for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%
December 31, 2019	1.72%	2.98%	2.86%
December 31, 2020	0.77%	0.97%	0.95%
June 30, 2021	0.68%	0.85%	0.75%

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Adjusted net income/(loss) is a non-GAAP financial measure, representing net income/(loss) before share-based compensation expenses. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Mr. Victor Li, Chief Executive Officer of PINTEC, commented, “As we navigate through the short-term uncertainties into 2021, I am encouraged by our team’s focus on executing our strategic business transformation initiatives and early signs of recovery in market demand. We continued to adjust insurance models, expand the strengths of our brands, deepen our partner channels, vigilantly manage risk profile while enhancing our asset quality. One of the key milestones I am excited to share is the recent new offering of the small and medium enterprise (“SME”) technical services. Specifically, we plan to utilize our proven “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of these SMEs. As usual, we continue to deliver exceptional digitization services, and best-in-class solutions with innovative technology, thus to solidify our partnerships, satisfy our clients, and improve our overall delinquency rates.

In addition, for the first half of 2021, we significantly narrowed our net loss despite the expected period-over-period revenue contraction, primarily by significantly enhancing our gross margin by almost 2,900 basis points from optimized product portfolio, as well as disciplined cost management. Every line item of our expenses has declined, resulting in a total operating expense reduction of 46.8% compared to the same period in 2020. We will continue to be prudent in reviewing our cost measures, financial leverage and liquidity position to ensure the smooth execution of our growth plan for the future. We are delighted of the progress so far in 2021, and we are committed in achieving the goals we have previously set for our business transformation.”

First Half 2021 Financial Results

Total Revenues

Total revenues decreased by 63.6% to RMB91.6 million (US$14.2 million) for the first half of 2021 from RMB251.6 million for the same period of 2020. This decrease was mainly due to (i) the impact of Covid-19 which resulted in an industry downturn, and (ii) the Company’s overall business transformation efforts.

•

Revenues from technical service fees decreased by 71.4% to RMB60.8 million (US$9.4 million) for the first half of 2021 from RMB212.1 million for the same period of 2020. This decrease was mainly due to the reduction of risk-sharing loan facilitation business, which in turn resulted in the decrease of off-balance sheet loans facilitated in the first half of 2021.

•

Revenues from installment service fees decreased by 75.2% to RMB8.6 million (US$1.3 million) for the first half of 2021 from RMB34.8 million for the same period of 2020. This decrease was primarily due to the reduction in the Company’s on-book installment loan volume during the first half of 2021.

•

Revenues from wealth management service fees increased by 378.0% to RMB22.2 million (US$3.4 million) for the first half of 2021 from RMB4.7 million for the same period of 2020. This increase was mainly attributable to the successful adjustment of the Company’s insurance brokerage business model, thus expanding revenue generation.

Cost of Revenues

Cost of revenues decreased by 76.2% to RMB49.6 million (US$7.7 million) for the first half of 2021 from RMB208.9 million for the same period of 2020. This decrease was mainly attributable to: (1) a decrease in funding cost from RMB14.8 million for the first half of 2020 to RMB2.0 million (US$0.3 million) for the same period of 2021, primarily due to maturity of the funding debts resulting in significant interest expense reduction; (2) a decrease from a provision for credit losses of RMB35.3 million for the first half of 2020 to a reversal of provision for credit losses of RMB7.5 million (US$1.2 million) for the same period of 2021, primarily due to the credit loss provision reversal from payment collection which was better than expected in the first half of 2021; (3) a decrease in servicing origination cost from RMB58.9 million for the first half of 2020 to RMB54.2 million (US$8.4 million) for the same period of 2021, primarily attributable to a reduction in collection expenses and user acquisition costs, partially offset by an increase in insurance brokerage operating expenses; (4) a decrease in cost on guarantee liability from RMB81.1 million for the first half of 2020 to a reversal of RMB0.6 million (US$0.1 million) for the same period of 2021, primarily because the Company’s guaranteed liabilities gradually expired, and the cost associated with guaranteed liability recovered in the first half of 2021 were better than the actual cash outlays; (5) a decrease in price split cost to Jimu Holdings Limited and its subsidiaries and variable interest entities (“Jimu Group”) from RMB18.9 million for the first half of 2020 to RMB1.5 million (US$0.2 million ) for the same period of 2021, primarily attributable to the termination of the risk-sharing model with Jimu Group. All of these efforts resulted in a significant improvement of the delinquency rates as compared to the first half of 2020.

Gross Profit

Gross profit decreased slightly to RMB42.0 million (US$6.5 million) for the first half of 2021 from RMB42.7 million for the same period of 2020. Gross margin was 45.8% in the first half of 2021 compared to 17.0% in the same period of 2020.

Operating Expenses

Total operating expenses decreased by 46.8% to RMB76.0 million (US$11.8 million) for the first half of 2021 from RMB142.7 million for the same period of 2020. The Company has been continuously optimizing and refining its organizational structure, marketing strategies and product matrix since the beginning of 2020.

•

Sales and marketing expenses in the first half of 2021 decreased by 20.1% to RMB19.9 million (US$3.1 million) from RMB24.9 million in the same period of 2020. This decrease was primarily driven by decreased promotion expenses.

•

General and administrative expenses in the first half of 2021 decreased by 59.2% to RMB37.9 million (US$5.9 million) from RMB93.0 million in the same period of 2020. This decrease was primarily driven by strict overall cost control for the reduction of various items including, among other things, bad debt provision, and professional services fees.

•

Research and development expenses in the first half of 2021 decreased by 34.8% to RMB16.2 million (US$2.5 million) from RMB24.8 million in the same period of 2020, primarily driven by personnel structure optimization as part of the business transformation.

•

Intangible assets impairment in the first half of 2021 increased to RMB2.0 million (US$0.3 million) from nil in the same period of 2020, primarily due to the changing market environment and transformation of original business.

Operating Loss

Operating loss decreased by 66.0% to RMB 34.0 million (US$5.3 million) for the first half of 2021 from RMB100.0 million for the same period of 2020.

Net Loss

Net loss decreased by 60.7% to RMB41.0 million (US$6.3 million) for the first half of 2021 from RMB104.2 million for the same period of 2020.

Net loss attributable to ordinary shareholders decreased by 62.8% to RMB38.8million (US$6.0 million) for the first half of 2021 from RMB104.3million for the same period of 2020.

Adjusted net loss decreased by 60.0% to RMB38.8 million (US$6.0 million) for the first half of 2021 from RMB96.9 million for the same period of 2020.

Net Loss Per Share

Basic and diluted net loss per ordinary share in the first half of 2021 were both RMB0.13(US$0.02). Basic and diluted net loss per American Depositary Share (“ADS”) in the first half of 2021 were both RMB0.91 (US$0.14). Each ADS represents seven of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share in the first half of 2021 were both RMB0.12 (US$0.02). Adjusted basic and diluted net loss per ADS in the first half of 2021 were both RMB0.84 (US$0.14).

Balance Sheet

The Company had combined cash and cash equivalents, short-term and long-term restricted cash of RMB368.9 million (US$57.1 million) as of June 30, 2021, compared to RMB522.3 million as of December 31, 2020.

The Company’s total net financing receivables, including short-term and long-term receivables, increased by 9.6% to RMB80.7 million (US$12.5 million) as of June 30, 2021, compared to RMB73.6 million as of December 31, 2020, primarily due to the increase of the personal installment loans and the small and medium enterprise loans provided by our Ganzhou Aixin Network Micro Finance Co., Ltd.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 8564-3600

E-mail: ir@pintec.com

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	December 31, 2020	June 30, 2021
		Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	377,160	362,235	56,103
Restricted cash	137,220	1,218	189
Short-term financing receivables, net	70,783	80,650	12,492
Short-term financial guarantee assets, net	18,569	15,236	2,360
Accounts receivable, net	50,979	54,762	8,482
Prepayments and other current assets, net	66,160	57,708	8,939
Amounts due from related parties, net	30	1,548	240

Total current assets	720,901	573,357	88,805

Non-current assets:
Non-current restricted cash	7,964	5,417	839
Long-term financing receivables, net	2,835	—	—
Long-term financial guarantee assets, net	698	204	32
Long-term investments	121,179	121,106	18,757
Deferred tax assets, net	1,053	3,329	516
Property, equipment and software, net	107,208	103,642	16,052
Intangible assets, net	16,666	9,882	1,531

Total non-current assets	257,603	243,580	37,727

TOTAL ASSETS	978,504	816,937	126,532

LIABILITIES
Current liabilities:
Short-term borrowings	130,000	—	—
Short-term funding debts	2,841	1,297	201
Accounts payable	10,360	23,295	3,608
Amounts due to related parties	271,419	283,766	43,950
Tax payable	26,971	25,786	3,994
Financial guarantee liabilities	20,260	16,768	2,597
Accrued expenses and other liabilities	59,754	45,439	7,041

Total current liabilities	521,605	396,351	61,391

Non-current liabilities:
Convertible loan	400,000	400,000	61,952
Other non-current liabilities	8,849	16,461	2,550

Total non-current liabilities	408,849	416,461	64,502

TOTAL LIABILITIES	930,454	812,812	125,893

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	232	238	37
Class B Ordinary Shares	42	42	6
Additional paid-in capital	1,985,792	1,987,532	307,830
Statutory reserves	30,763	30,865	4,780
Accumulated other comprehensive income	19,913	15,199	2,354
Accumulated deficit	(2,155,679)	(2,194,547)	(339,892)

TOTAL SHAREHOLDERS’ EQUITY	(118,937)	(160,671)	(24,885)

Non-controlling interests	166,987	164,796	25,524

TOTAL EQUITY	48,050	4,125	639

TOTAL LIABILITIES AND EQUITY	978,504	816,937	126,532

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the Six Months Ended
(In thousands, except for share and per share data)	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	USD
Revenues:
Technical service fees	212,107	60,757	9,410
Installment service fees	34,831	8,622	1,335
Wealth management service fees and others	4,650	22,229	3,443

Total revenues	251,588	91,608	14,188

Cost of revenues:
Funding cost	(14,792)	(1,998)	(309)
(Provision for)/reversal of credit losses	(35,310)	7,490	1,160
Origination and servicing cost	(58,861)	(54,228)	(8,400)
(Cost on)/reversal of guarantee	(81,085)	624	97
Service cost charged by the related party	(18,889)	(1,517)	(235)

Cost of revenues	(208,937)	(49,629)	(7,687)

Gross profit	42,651	41,979	6,501

Operating expenses:
Sales and marketing expenses	(24,866)	(19,868)	(3,077)
General and administrative expenses	(92,983)	(37,920)	(5,873)
Research and development expenses	(24,824)	(16,193)	(2,508)
Intangible assets impairment	—	(1,984)	(307)

Total operating expenses	(142,673)	(75,965)	(11,765)

Operating loss	(100,022)	(33,986)	(5,264)

Share of income from equity method investments	1,540	—	—
Other expenses, net	(6,861)	(8,640)	(1,338)

loss before income tax expense	(105,343)	(42,626)	(6,602)

Income tax benefit	1,147	1,669	258

Net loss	(104,196)	(40,957)	(6,344)

Net income/(loss) attributable to Non-controlling interest	66	(2,191)	(339)
Net loss attributable to Pintec Technology Holdings Limited shareholders	(104,262)	(38,766)	(6,005)
Other comprehensive income:
Fair value change in available for sale investment	—	(494)	(77)
Foreign currency translation adjustments, net of nil tax	6,936	(4,220)	(654)

Total other comprehensive income/(loss)	6,936	(4,714)	(731)

Total comprehensive loss	(97,260)	(45,671)	(7,075)

Total comprehensive income/(loss) attributable to Non-controlling interest	66	(2,191)	(339)
Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(97,326)	(43,480)	(6,736)
Net loss per ordinary share
Basic and diluted	(0.35)	(0.13)	(0.02)
Weighted average ordinary shares outstanding
Basic and diluted	296,393,017	299,441,438	299,441,438

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Six Months Ended
(In thousands, except for share and per share data)	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	USD
Net loss	(104,196)	(40,957)	(6,344)
Add: Share-based compensation expenses	7,335	2,203	341

Adjusted net (income)/loss	(96,861)	(38,754)	(6,003)

Net loss attributable to non-controlling interest	66	(2,191)	(339)
Adjusted net loss attributable to Pintec Technology Holdings Limited shareholders	(96,927)	(36,563)	(5,664)
Adjusted net loss per ordinary share
Basic and diluted	(0.33)	(0.12)	(0.02)
Weighted average number of ordinary shares outstanding
Basic and diluted	296,393,017	299,441,438	299,441,438

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